# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SONO TEK CORP, CIK 0000806172
CUSIP: 835483108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2012 RT 9W BLDG 3, MILTON, New York (NY), 12547
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000904454-16-001046
Filed by CIK 0001478861

## Reporting persons
- Emancipation Management LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 5,472,052; aggregate amount beneficially owned 5,472,052 (34.7% of the class)
- Circle N Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 5,472,052; aggregate amount beneficially owned 5,472,052 (34.7% of the class)
- Charles Frumberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 5,472,052; aggregate amount beneficially owned 5,472,052 (34.7% of the class)

## Item 1. Issuer
Name of issuer: SONO TEK CORP
Address of issuer's principal executive offices: 2012 RT 9W BLDG 3 MILTON, NEW YORK 12547

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Emancipation Management LLC, a New York limited liability company ("Emancipation Management"), which owns Circle N (as defined below), with respect to the shares of Common Stock (as defined below) held in accounts managed by Circle N;

(ii) Circle N Advisors, LLC, a Delaware limited liability company ("Circle N"), with respect to the shares of Common Stock held in accounts managed by it;

(iii) Mr. Charles Frumberg ("Mr. Frumberg"), who serves as the managing member of Emancipation Management, with respect to the shares of Common Stock held in accounts managed by Circle N.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2016, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.
Address of principal business office or, if none, residence: The principal business address of Emancipation Management and Mr. Frumberg is 1065 Main Street, Suite F, P.O. Box 336 Fishkill, NY 12524. The principal business address of Circle N is 1065 Main Street, Suite F, P.O. Box 336 Fishkill, NY 12524.
Citizenship: Emancipation Management is a New York limited liability company. Circle N is a Delaware limited liability company. Mr. Frumberg is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5472052
Percent of class: 34.7
Sole power to vote or to direct the vote:
Emancipation Management LLC - 0

Circle N Advisors, LLC - 0

Charles Frumberg - 0
Shared power to vote or to direct the vote:
Emancipation Management LLC - 0

Circle N Advisors, LLC - 0

Charles Frumberg - 0
Sole power to dispose or to direct the disposition:
Emancipation Management LLC - 0

Circle N Advisors, LLC - 0

Charles Frumberg - 0
Shared power to dispose or to direct the disposition:
Emancipation Management LLC - 5,472,052

Circle N Advisors, LLC - 5,472,052

Charles Frumberg - 5,472,052

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2016

Emancipation Management LLC

By:

/s/ Charles Frumberg

Name:

Charles Frumberg

Title:

Managing Member

Circle N Advisors, LLC

By:

/s/ Charles Frumberg

Name:

Charles Frumberg

Title:

Chief Executive Officer

By:

/s/ Charles Frumberg

Name:

Charles Frumberg

## Signatures
- Emancipation Management LLC: Charles Frumberg, Managing Member (01/06/2025)
- Circle N Advisors, LLC: Charles Frumberg, Chief Executive Officer (01/06/2025)
- Charles Frumberg: Charles Frumberg, Self (01/06/2025)